Exhibit 21

Subsidiaries of Washington Federal, Inc.

Subsidiary	Jurisdiction of Incorporation/Organization/Charter
WAFD Insurance Group, Inc.	Washington
Statewide Mortgage Services Company	Washington
Washington Services, Inc.	Washington